EXHIBIT (a)(4)

CHESAPEAKE ENERGY CORPORATION ANNOUNCES FINAL RESULTS

OF EXCHANGE OFFER FOR ITS 6.25% MANDATORY

CONVERTIBLE PREFERRED STOCK

OKLAHOMA CITY, OKLAHOMA, NOVEMBER 21, 2007 – Chesapeake Energy Corporation (NYSE:CHK) today announced the final results of its previously announced offer to exchange 8.0549 shares of its common stock for each outstanding share of its 6.25% Mandatory Convertible Preferred Stock (CUSIP No. 165167818) (the “Preferred Stock”). The exchange offer expired at 12:00 midnight, New York City Time on Tuesday November 20, 2007.

In the exchange offer, approximately 2,152,132 shares of Preferred Stock, representing approximately 94% of the outstanding shares of Preferred Stock, were validly tendered and not withdrawn as of the expiration date. Chesapeake has accepted all such shares for exchange, and the settlement and exchange of shares of Chesapeake’s common stock for such validly tendered and accepted shares of Preferred Stock will be made promptly. Following settlement of the exchange offer, approximately 147,868 shares of the Preferred Stock will remain outstanding.

The exchange offer was made pursuant to an Offer to Exchange and related Letter of Transmittal, copies of which may be obtained without charge from the information agent for the exchange offer, Georgeson Inc., who may be reached at (888) 605-8334 (US toll-free). The Offer to Exchange and other related documents were also filed with the Securities and Exchange Commission on Schedule TO and copies of such documents, including any amendments thereto, may be obtained for free at the Commission’s web site, http://www.sec.gov.

Chesapeake Energy Corporation is the largest independent and third-largest overall producer of natural gas in the U.S. Headquartered in Oklahoma City, the company’s operations are focused on exploratory and developmental drilling and corporate and property acquisitions in the Mid-Continent, Fort Worth Barnett Shale, Fayetteville Shale, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast, Ark-La-Tex and Appalachian Basin regions of the United States.